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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                     Solicitation/Recommendation Statement
         Under Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                      Specialty Equipment Companies, Inc.
                           (Name of Subject Company)

                      Specialty Equipment Companies, Inc.
                       (Name of Person Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   847497203
                     (CUSIP Number of Class of Securities)

                               ----------------

                             JEFFREY P. RHODENBAUGH
                     President and Chief Executive Officer
                      Specialty Equipment Companies, Inc.
                      1245 Corporate Boulevard, Suite 401
                             Aurora, Illinois 60504
                                 (630) 585-5111
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                               ----------------

                                With a copy to:
                              ANDREW L. WEIL, ESQ.
                           MICHAEL D. ROSENTHAL, ESQ.
                               PAUL D. ZIER, ESQ.
                         Sonnenschein Nath & Rosenthal
                                8000 Sears Tower
                            Chicago, Illinois 60606
                                 (312) 876-8000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   The name of the subject company is Specialty Equipment Companies, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1245 Corporate Boulevard, Suite 401, Aurora, Illinois 60504, and the telephone number of the Company at that address is (630) 585-5111.

   The title of the class of Company securities to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of the Company. As of October 12, 2000, there were 19,515,887 Shares outstanding.

Item 2. Identity and Background of Filing Person.

   The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9"), are set forth in Item 1 above.

   This Statement relates to the cash tender offer disclosed in the Tender Offer Statement on Schedule TO, dated October 23, 2000 (the "Schedule TO"), the Offer to Purchase filed as Exhibit (a)(1) thereto (the "Offer to Purchase"), and the related Letter of Transmittal filed as Exhibit (a)(2) thereto, filed with the United States Securities Exchange Commission (the "Commission") on October 23, 2000 by United Technologies Corporation, a Delaware corporation ("UTC"), and Solar Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of UTC ("Purchaser"). The cash tender offer by Purchaser is for the purchase of all of the outstanding Shares at a price of $30.50 per Share, net to the seller in cash, without interest (such price, or such higher amount per Share as may be payable in the Offer, being referred to herein as the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal and any amendments or supplements thereto (which together constitute the "Offer").

   The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of October 13, 2000, among the Company, UTC and Purchaser (the "Merger Agreement"), a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction") as promptly as practicable after the later of consummation of the Offer or, if required by the Delaware General Corporation Law, as amended ("DGCL"), the approval of the Merger Agreement by the stockholders of the Company. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of UTC.

   The Offer is conditioned upon, among other things, (1) there having been validly tendered and not properly withdrawn prior to expiration of the Offer that number of Shares which, when aggregated with any Shares beneficially owned by Parent (excluding Shares held by an employee benefit plan), represents at least a majority of the issued and outstanding Shares (determined on a fully diluted basis assuming exercise of all outstanding Company stock options) (the "Minimum Condition") and (2) the expiration of any and all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or termination of any waiting period and the receipt of any required approval under any applicable foreign antitrust and competition laws or regulations. See Section 13 of the Offer to Purchase which provides a more complete description of the conditions to the Offer.

   Based on information in the Schedule TO, each of UTC and Purchaser has its principal executive offices at One Financial Plaza, Hartford, Connecticut 06101 and the telephone number of both UTC and Purchaser at that address is (860) 728-7000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Except as described below or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) UTC or Purchaser or their executive officers, directors or affiliates.

   (1) Arrangements with UTC, Purchaser or Their Executive Officers, Directors or Affiliates.

   Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and UTC or Purchaser or certain of their respective executive officers, directors or affiliates is set forth under the captions "Election of Directors," "Executive Officers of the Company" and "Executive Compensation" in the Proxy Statement of the Company which accompanies this Schedule 14D-9 (the "Proxy Statement"), and is incorporated herein by reference.

   The following is a summary of certain provisions of:

     (a) the Merger Agreement,

     (b) the Stockholder Agreement, dated as of October 13, 2000, among UTC, Purchaser and the Malcolm I. Glazer Family Limited Partnership, Kevin E. Glazer and Avram A. Glazer (collectively, the "Glazer Family") (the "Stockholder Agreement"), and

     (c) the Confidentiality and Standstill Agreement, dated as of August 14, 2000, between the Company and UTC (the "Confidentiality and Standstill Agreement").

   This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Stockholder Agreement and the Confidentiality and Standstill Agreement which have been filed as Exhibits (e)(1), (e)(2) and (e)(3), respectively, to this Schedule 14D-9, each of which is incorporated herein by reference. The Merger Agreement, the Stockholder Agreement and the Confidentiality and Standstill Agreement may be examined and a copy may be obtained at the place and in the manner set forth in Section 8 of the Offer to Purchase.

 Merger Agreement

   The summary of the Merger Agreement and the description of the conditions of the Offer contained in Section 11 and Section 13 of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

 Stockholder Agreement

   The summary of the Stockholder Agreement contained in Section 11 under the caption "The Stockholder Agreement" of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stockholder Agreement, which has been filed as Exhibit (e)(2) to this
Schedule 14D-9 and is incorporated herein by reference.

 Confidentiality and Standstill Agreement

   The summary of the Confidentiality and Standstill Agreement contained in
Section 11 under the caption "The Confidentiality and Standstill Agreement" of the Offer to Purchase, which is being mailed to stockholders together with this
Schedule 14D-9, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality and Standstill Agreement, which has been filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

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   (2) Arrangements with Executive Officers, Directors or Affiliates of the
Company.

   Consummation of the transactions contemplated by the Merger Agreement and related documents will have certain effects under certain employment, compensation and stock option arrangements which officers and directors of the Company participate in or are a party to, as summarized below.

 Effects of the Offer and the Merger Under Company Stock Plans and Employment Agreements

   Certain members of the Company's management, including Messrs. Rhodenbaugh, Greenwood, McKay and Friedl, have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally, as described below. The Board of Directors of the Company was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

 Certain Employment and Employee Benefit Arrangements

   The Merger Agreement contains various provisions dealing with certain employment, bonus, stock option, retirement plan and other employee benefit arrangements which are applicable to directors and executive officers of the Company. See Section 11 of the Offer to Purchase under the captions "The Merger Agreement--Conversion of Shares," "Indemnification; Directors' and Officers' Insurance," "Employee Benefit Arrangements" and "Employee Agreements" (the provisions of which are incorporated in this Schedule 14D-9 by reference). Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is set forth in the Proxy Statement under the captions "Election of Directors," "Executive Officers of the Company," "Aggregated 1993 Non-Employee Director Option Plan Exercises in Last Fiscal Year and Fiscal Year End Option Values" and "Executive Compensation" which has been filed as Exhibit
(e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

 Change-in-Control Arrangements

   On June 12, 2000, the Company entered into amended employment retention agreements with each of Messrs. Rhodenbaugh, Greenwood, Friedl and McKay, among others, whereby the Company agrees to retain each of them and each of them agreed to remain in the employ of the Company for a three year term. The term automatically extends on a daily basis from the first anniversary of its original effective date unless either party delivers notice of non-renewal, in which event the agreement expires two years from the date of such notice.

   Under the terms of the employment retention agreement for the executive officers, each executive officer is to receive: a salary equal to his salary as of the date of his agreement, subject to discretionary increases; a bonus determined by the Compensation Committee with the approval of the Board of Directors with a target bonus percentage of 60% of salary (100% for Mr. Rhodenbaugh); participation in any employee stock option program, such as the Employee Plan, that may be adopted; participation in other incentive, savings and retirement plans, welfare benefit plans and fringe benefits, expense reimbursement and vacation policies applicable to Company executives; and indemnification for liabilities arising from his service whether arising before or during the term of his employment agreement.

   Also, each executive officer, upon (i) termination without cause, (ii) death, (iii) permanent disability or (iv) termination by the executive for good reason, will be entitled to: (a) a lump sum cash payment within 30 days of termination equal to two times his annual base salary as of the date of termination (subject to a minimum of $450,000 for Mr. Friedl), plus an amount equal to the incentive payments for the most recent two fiscal years (four times the average incentive payments for the most recent four fiscal years for Mr. Rhodenbaugh, and subject to a minimum of $167,500 for Mr. Friedl if termination occurs before May 1, 2002), plus any deferred compensation; (b) continuation of incentive, savings, retirement, and welfare plan benefits and fringe benefits for a period of six months from the termination date (two years from the termination date if termination occurs

                                       3
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after a change of control), or cash in lieu thereof; and (c) the vesting of any unvested options as of the termination date. (For Mr. Rhodenbaugh, the aggregate cash payment described in (a) above is subject to a minimum of $2.8 million.)

   For purposes of the agreements, "good reason" is a material adverse change in the executive officer's function, duties, or responsibilities (not promptly cured); a failure by the Company to provide required compensation and plan, welfare and fringe benefits (or cash in lieu thereof); a failure to secure assumption of the agreement by any applicable successor company; or the occurrence of a change of control if the executive provides the Company with a notice of termination within 90 days thereafter (at any time for a period of five years thereafter, unless and until the board of the successor corporation approves comparable reporting responsibilities, for Mr. Rhodenbaugh).

   For this last purpose only, a "change of control" is a 66 2/3% acquisition by a person or group, a failure of incumbent directors to constitute 66 2/3% of the Board of Directors, a merger or similar transaction (absent 66 2/3% continuity of shareholder interest), or a liquidation or dissolution of the Company. For other purposes (i.e., vesting of options and continuation of plan, welfare and fringe benefits for two years rather than six months), a "change of control" is a 50% acquisition by a person or group, a failure of incumbent directors to constitute a majority of the Board of Directors, a merger or similar transaction (absent 50% continuity of shareholder interest), or a liquidation or dissolution of the Company. A change of control will occur under one or both of these definitions (depending on the number of shares of Common Stock that are tendered) upon consummation of the Offer. If a change of control has not already occurred as a result of the Offer it will occur upon consummation of the Merger. If a change of the ownership or effective control of a substantial portion of the assets of the Company results in any executive officer becoming subject to the 20% excise tax on excess parachute payments, the Company will reimburse such person for the amount of the excise tax due and all taxes on the reimbursement up to a maximum reimbursement limit of five times the excise tax.

   On October 13, 2000, the employment retention agreements for Messrs. Rhodenbaugh and Friedl (among others but not Messrs. Greenwood and McKay) were further amended, effective (and conditional) upon the closing ("Closing") of the transaction contemplated by the Merger Agreement and only if the Closing occurs on or before March 1, 2001. Under the amended agreements, the Company agrees to employ such employee and the employee agrees to be employed by the Company until the second anniversary of the closing of the Merger, unless terminated sooner in accordance with the amended agreements. Under the amended agreements, each employee will be entitled to receive a transition payment, which shall be payable in monthly installments for two years following the closing of the Merger, provided that the employee remains employed by the Company following the Merger. The amended agreements also provide that each employee will not compete against the Company during his employment with the Company and for a one-year period following the termination of his employment. In the case of Mr. Rhodenbaugh, the amendment provides that his position (including status, perquisites, offices, titles, reporting requirements and responsibilities), authority and duties will be that of a Level One Executive of UTC. The amended agreements provide base salary for Mr. Rhodenbaugh of $400,000 annually before the Closing and $275,000 annually after the Closing; and for Mr. Friedl at $225,000 before the Closing and $175,000 after the Closing.

   The amended agreements provide bonuses for Mr. Rhodenbaugh in accordance with the Company's current incentive plan benefit for the fiscal year ending January 31, 2001, and for Mr. Friedl a cash incentive payment in the amount of $67,500 in respect of the fiscal year ending January 31, 2001 and $100,000 for the year ending December 31, 2001. Beginning January 1, 2001, the amended agreements provide for both Messrs. Rhodenbaugh and Friedl to participate in UTC's annual incentive compensation program, and Parent's Continuous Improvement Incentive Plan for long-term incentives, at target ranges appropriate for their compensation levels. The amended agreements also provide for a "transition payment" so that cash payments to those executives after the Closing are in no event less than base compensation and target bonus as in effect before the Closing.

   For both Messrs. Rhodenbaugh and Friedl, the amended agreements provide that "good reason" for termination does not include the changes in compensation and benefits described above, nor (prior to the second anniversary of the Closing) the changes in position, authority and duties (other than geographic relocation of more than 50 miles without the executive's consent) contemplated by the amended agreements, nor the occurrence of a change of control. The lump sum benefit payable upon termination without cause, death, disability or for good reason (as redefined in the amended agreements) will be based on post-Closing base salary and reduced by the transition payment. However, the lump sum benefit will be paid as, in substance, a retention bonus, on the second anniversary of the Closing if the executive is still employed on such date. The amended agreements also provide a post-employment covenant against competition for one year regardless of the circumstances of such termination.

   The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of Exhibits (e)(5), (e)(6), (e)(7),
(e)(8), (e)(9), and (e)(10) to this Schedule 14D-9, each of which is incorporated in this Schedule 14D-9 by reference.

 Stock Option Plans

   The Merger Agreement provides that, as of the effective time of the Merger, each outstanding option under the Company's stock option plans will be cancelled and the holder thereof will, whether such option is vested or not, receive a cash payment equal to the excess of $30.50 (or such other amount as may be payable pursuant to the Offer) over the exercise price of the option, times the number of shares issuable upon exercise of the option. See Section 11 of the Offer to Purchase under the caption "The Merger Agreement--Conversion of Shares" (incorporated in this Schedule 14D-9 by reference). Mr. Friedl has unvested options to purchase 35,000 Shares at an exercise price of $18.75 per share. No other executive officers have outstanding unvested options. Each of the Company's non-employee directors (i.e. Messrs. Avram Glazer, Kevin Glazer, Malcolm Glazer, Charles Hutchinson, Richard Kent and Barry MacLean) has unvested options to purchase 2,800 Shares at an exercise price of $20.625 per Share.

 Indemnification

   Section 145 of the DGCL empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such director actually and reasonably incurred.

   In accordance with Section 102(b)(7) of the DGCL, the Company's Certificate of Incorporation contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock

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repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

   The Company's Certificate of Incorporation and By-laws provide that the Company may indemnify and advance expenses incurred in relation to any action, suit or proceeding to officers of the Company, and shall indemnify and advance expenses incurred in relation to any action, suit or proceeding to directors of the Company, to the fullest extent permitted by the DGCL. The Company has entered into indemnification agreements with each director and certain officers of the Company mandating such indemnification to the fullest extent permitted by the DGCL. The Company also has in effect insurance policies providing both directors' and officers' liability coverage and corporation reimbursement coverage.

   The Merger Agreement contains provisions pertaining to the indemnification of directors and officers and the maintenance of directors' and officers' liability insurance after consummation of the Offer. See Section 11 of the Offer to Purchase under the caption "Indemnification; Directors' and Officers' Insurance" (the provisions of which are incorporated in this Schedule 14D-9 by reference) for further explanation.

   The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Company's Certificate of Incorporation, By-laws and the form of Indemnification Agreement, copies of which have been filed as Exhibits (e)(11), (e)(12) and (e)(13), respectively, to this Schedule 14D-9, each of which is incorporated in this Schedule 14D-9 by reference.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation. At a meeting held on October 13, 2000, the Board of Directors of the Company unanimously (1) determined that the Merger Agreement, the Stockholder Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, are advisable and fair to and in the best interest of the Company's stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, (3) resolved to recommend that stockholders of the Company accept the Offer, tender their Shares thereunder to Purchaser and adopt the Merger Agreement and (4) resolved that Section 203 of the DGCL (generally, limiting an aquiror's ability to consummate certain take-over transactions) would not apply to the Merger Agreement and the Stockholder Agreement or the transactions contemplated thereby including the Offer and the Merger. Accordingly, the Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. A press release announcing the Merger Agreement and the transactions contemplated thereby and a form of letter to stockholders of the Company communicating the Board's recommendation have been filed with the Commission as Exhibits (a)(3) and (a)(5), respectively, to this Schedule 14D-9, and are incorporated herein by reference.

   (b)(1) Background.

   During late September and October of 1999, Mr. Avram Glazer, a director of the Company, received a series of correspondences from a participant in the industrial equipment industry (the "Industry Buyer") discussing potential interest in a strategic combination of the two companies. As part of these correspondences the Industry Buyer provided the Company with an initial summary of the terms and conditions of a stock-for-stock-merger. In addition, Mr. Avram Glazer, at the request of the Industry Buyer, met with representatives of the Industry Buyer to discuss their proposal. After reviewing these terms, the Board determined not to further pursue negotiations regarding a stock-for-stock merger between the Company and the Industry Buyer.

   In early April of 2000, the President and Chief Executive Officer of the Industry Buyer reinitiated contact with the Company, and requested a meeting to explore a possible strategic transaction between the two companies. On April 14, 2000, Mr. Daniel Greenwood, Chairman of the Board of the Company, and Mr.

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Jeffrey Rhodenbaugh, Chief Executive Officer and President of the Company, held a face-to-face meeting with the President and Chief Executive Officer of the Industry Buyer in Chicago to further discuss a potential business combination. These discussions were on a general basis regarding the strategic direction of each of the companies and the potential business combination of the two companies. In particular, the Industry Buyer indicated its willingness to consider a cash acquisition of the Company, in lieu of a stock-for-stock transaction.

   On May 15, 2000, Mr. Greenwood received an indication of interest letter from the Industry Buyer. In its letter, the Industry Buyer outlined an all cash proposal to acquire the Company at $30 per share with a reference to fully committed financing, subject to limited due diligence. The Industry Buyer requested a response from the Company regarding the proposed acquisition offer by June 15, 2000.

   On May 31, 2000, the Company retained Credit Suisse First Boston Corporation ("CSFB") as the Company's financial advisor to assist the Board in evaluating its strategic alternatives.

   On June 7, 2000, the Board convened to discuss the indication of interest from the Industry Buyer. The Board also received a detailed presentation from CSFB which included its analyses of the various alternatives available to the Board. After careful consideration, the Board concluded that the combination of the Company with another company in the industrial equipment industry would likely maximize stockholder value and involve the least amount of execution risk relative to other strategic alternatives available to the Company. The Board authorized management to pursue further discussions with the Industry Buyer.

   On June 26, 2000, the Industry Buyer delivered a draft of a financing commitment to the Company. The Company, with the assistance of its legal and financial advisors, provided extensive comments on this financing commitment to the Industry Buyer and its financial advisor.

   On July 20, 2000, the Company and the Industry Buyer agreed to the terms of a confidentiality and standstill agreement. The Industry Buyer began formal due diligence with a presentation by the Company's senior management on July 26, 2000.

   On August 3, 2000, in light of the Industry Buyer's inability to proceed quickly with the proposed transaction as a result of lengthy due diligence and concerns regarding its ability to secure unconditional financing, the Board authorized senior management and CSFB to begin a process of contacting companies that might be interested in a business combination with the Company. In considering how to maximize stockholder value, the Board determined not to pursue a public sale process because such a process risked serious damage to the Company's business and organization, with no guarantee that a deal would be completed or a higher price achieved. Accordingly, the Company's management, with the assistance of CSFB, identified a number of third parties in the industrial equipment industry that might have an interest in a business combination with the Company. Commencing in early August, representatives of CSFB contacted a number of third parties in an effort to ascertain, on a preliminary basis, their level of interest in a business combination with the Company. Through the period from early August to early September, CSFB contacted a number of parties and furnished certain publicly available information to several parties that expressed interest in a business combination with the Company. During this time, the Company's management and representatives of CSFB had various discussions with certain potentially interested parties including UTC.

   On August 4, 2000, counsel for the Industry Buyer distributed to the Company and its counsel an initial draft of a merger agreement and a stockholder agreement.

   On August 8, 2000, UTC provided an oral indication of its interest to CSFB in an acquisition of all the Shares of the Company for cash, and requested a meeting with the management of the Company.

   In early August, CSFB had discussions with the Industry Buyer's financial advisor regarding the preliminary reactions of the Company to the proposed draft merger agreement and the issues raised thereby.

   On August 14, 2000, the Company and UTC entered into the Confidentiality and Standstill Agreement, a copy of which has been filed as Exhibit (e)(3) hereto.

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   On August 15, 2000, the management of the Company, including Mr. Rhodenbaugh and Mr. Donald McKay, Executive Vice President of the Company, met with representatives of UTC and its wholly owned subsidiary Carrier Corporation, including Mr. Jack Keller, Manager, Corporate Strategy and Development of UTC, and Mr. Nicholas Pinchuk, President of Carrier Refrigeration Operations, a division of Carrier Corporation, in Chicago to discuss the Company's business.

   On August 22, 2000, the Company received a non-binding, written indication of interest from Mr. Ari Bousbib, Vice President, Corporate Strategy and Development of UTC, with a range of $30-$34 per Share in an all cash offer to acquire the Company subject to satisfaction of certain conditions.

   On August 23, 2000, the Company received from the Industry Buyer its financing commitment letters that included various conditions to funding. In particular, the conditions included further due diligence efforts which would result in further delay in the process. Also on August 23, 2000, the Company's management and CSFB updated the Board on the results of the Company's efforts to solicit additional indications of interest and the resulting indication of interest from UTC. After extensive discussions, the Board again authorized management and CSFB to continue the process of pursuing a possible business combination.

   From August 24 through 29, 2000, representatives of UTC and its advisors met with the Company's management, toured the Company's plants and conducted a due diligence investigation of the Company.

   On August 26, 2000, the Company distributed a proposed form of Merger Agreement to UTC.

   On September 4, 2000, UTC indicated to CSFB a proposed price of $30 per Share for the acquisition.

   On September 5, 2000, the Board convened to evaluate the proposals from the Industry Buyer and UTC. The Board reviewed the status of the Industry Buyer's due diligence review and the Industry Buyer's requests to conduct additional due diligence, including contacting certain key customers of the Company. CSFB informed the Board of UTC's proposal of $30 per Share. The Board authorized CSFB to clarify whether due diligence was complete and the ability of UTC to increase its offered price per Share.

   On September 6, 2000, counsel to UTC distributed to the Company and its counsel its comments to the draft Merger Agreement, as well as a draft of a Stockholder Agreement proposed to be entered into by the Company's principal stockholders.

   On September 14, 2000, Mr. Bousbib confirmed to CSFB that UTC continued to believe that a $30 per Share offer price was appropriate. Also on September 14, 2000, CSFB inquired of the financial advisor to the Industry Buyer as to its willingness to improve its price from the previously stated $30 per Share. The financial advisor for the Industry Buyer indicated to CSFB that the Industry Buyer was unwilling to offer any additional value beyond its then current offer and that the Industry Buyer would require further due diligence to proceed on its proposed acquisition.

   During the period from August 3, 2000 until September 20, 2000, Mr. Rhodenbaugh and other members of the Company's senior management regularly updated the members of the Board regarding the negotiations with the Industry Buyer and UTC and the efforts to solicit additional indications of interest.

   On September 20, 2000, the Board convened to discuss the potential sale proposals and evaluate its strategic alternatives. The Company's legal counsel, Sonnenschein Nath & Rosenthal ("Sonnenschein"), presented to the Board an overview of the Board's legal and fiduciary duties under Delaware law to the Company's stockholders in a possible sale transaction. Also at that meeting, CSFB updated the Board on the status of the discussions with UTC and the Industry Buyer and again reviewed with the Board the Company's strategic alternatives. After an extensive discussion, the Board reconfirmed that given market and industry conditions and the Company's size, financial position and strategic circumstances, continuing to pursue a combination of the Company with another company in the industrial equipment industry was likely to result in the greatest stockholder value and involve the least amount of execution risk relative to other strategic alternatives available to the Company. The Board also discussed with the Glazer Family their intention with respect to UTC's proposal and the proposed Stockholder Agreement. The Glazer Family indicated that its willingness to enter into the Stockholder Agreement was contingent, among other things, upon the price of the deal being acceptable.

   On September 27 and 28, 2000, Mr. Malcolm Glazer met with Mr. George David, Chairman and Chief Executive Officer of UTC, and Mr. Bousbib to discuss the proposed acquisition, and in particular the terms under which the Glazer Family would be willing to agree to the terms of the Stockholder Agreement. UTC indicated to Mr. Glazer that it would be willing to increase its proposed offer price to $30.50 per Share if the Glazer Family would enter into the Stockholder Agreement that provided UTC an option to purchase the Shares beneficially owned by the Glazer Family at a price of $30.50 per Share.

   On September 29, 2000, the Company delivered a revised Merger Agreement to
UTC.

   On October 2, 2000, UTC's Board of Directors approved the acquisition of the Company at a purchase price of $30.50 per Share.

   On October 3, 2000, counsel for the Company and counsel for UTC discussed the principal issues under the Merger Agreement. Negotiations between the parties continued during the period from October 3 through October 13. During the course of these negotiations and related activities, Mr. Rhodenbaugh and other members of the Company's senior management regularly provided updates to the members of the Board.

   On October 4, 2000, at the instruction of management of the Company, CSFB contacted the financial advisor to the Industry Buyer to advise it that its offer was not viewed as compelling based on Industry Buyer's unwillingness to provide an unconditional offer. CSFB advised the financial advisor to the Industry Buyer that, in light of the Industry Buyer's stated position and in the absence of an improved proposal, the Company would be reviewing its strategic alternatives. Mr. Rhodenbaugh contacted the Chief Executive Officer of the Industry Buyer to communicate a similar message.

   On October 5, 2000, the Board met to receive presentations from the Company's legal and financial advisors. Sonnenschein presented to the Board an overview of the Board's legal and fiduciary duties under Delaware law to the Company's stockholders in a possible sale transaction. Additionally, CSFB presented to the Board an update on the status of its discussions with the Industry Buyer and UTC.

   On October 10, 2000, Mr. Rhodenbaugh and Mr. McKay, together with the Company's legal and financial advisors, met with Mr. Bousbib and Mr. Keller of UTC and UTC's legal advisors to discuss unresolved issues related to the Merger Agreement.

   On October 11 through 13, 2000, Mr. Rhodenbaugh met with certain executives of UTC's Carrier Corporation to discuss issues relating to UTC's proposals for the Company to amend the employment agreements of certain key executives. During these discussions, the parties continued to negotiate and discuss the open issues on the Merger Agreement and the Stockholder Agreement.

   During the afternoon of October 13, 2000, the Board met to receive an update regarding the progress of the negotiations with UTC. The Board extensively discussed the key terms of the Merger Agreement including the proposals relating to the termination fee, and the status of the Company's efforts to amend certain employment agreements.

   On Friday night, October 13, 2000, the Company entered into amendments to the employment agreements of certain of its employees. The Board held a meeting to discuss the proposed transaction with UTC and the terms of the Offer, the Merger, the Merger Agreement, the Stockholder Agreement and other related agreements. At the meeting, Sonnenschein again reviewed with the Board its legal and fiduciary duties under Delaware law in connection with considering the proposed transaction and presented a review of the key terms contained in the Merger Agreement, the Stockholder Agreement and other related agreements. In addition, CSFB made a financial presentation and orally delivered its fairness opinion, which it subsequently confirmed in writing, that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders, other than UTC and its affiliates, from a financial point of view. After discussion and consideration of the factors and reasons described below under the caption "Reasons for the Recommendation," the Board unanimously determined that the terms of the Offer and the Merger were advisable, fair to and in the best interest of, the stockholders of the Company, unanimously approved the Offer, the Merger, the Merger Agreement, the Stockholder Agreement and the other transactions contemplated thereby, and unanimously determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. Following the meeting of the Board, UTC, the Purchaser and the Company executed the Merger Agreement.

   On October 16, 2000, prior to the opening of financial markets, a press release was issued announcing the execution of the Merger Agreement.

   On October 23, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

   (b)(2) Reasons for the Recommendation. In making the determination and recommendation set forth in paragraph (a) above, the Board of Directors of the Company considered many factors including, but not limited to, the following:

     (i) the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company operates;

     (ii) the trend toward globalization among the Company's customers and competitors requires that the Company expand its capability to serve customers throughout the world and this necessitates access to significant additional capital for both acquisitions and internal growth;

     (iii) the oral and written presentations of CSFB at the October 13, 2000 Board meeting and the written opinion of CSFB dated October 13, 2000 that, based upon and subject to the matters set forth therein and as of the date thereof, the consideration to be received by the holders of Shares in the Offer and the Merger was fair to such holders, other than UTC and its affiliates, from a financial point of view (a copy of such written opinion, setting forth the assumptions made, procedures followed, matters considered and limitations of the review undertaken by CSFB in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and should be read in its entirety);

     (iv) historical and current market prices and trading information for the Company's Shares, including the fact that the $30.50 Offer Price represents a premium of approximately 26% over the closing price of $24.1875 per Share on October 13, 2000, the last trading day prior to the public announcement of the Offer and a premium of approximately 20% over the $25.47917 average closing price for the 30-day trading period ending on October 13, 2000 and was the highest offer received by the Company;

     (v) the terms of other proposals received for the acquisition of the Company, including the fact that management and CSFB contacted a number of potential bidders over an extended period of time in a process designed to elicit third party proposals to acquire the Company and enhance stockholder value and that participants in such process had been afforded sufficient time and information to formulate and submit proposals had they wished to do so;

     (vi) the Board's review, based in part on presentations by the Company's management and financial advisors, of possible alternatives to the Offer and the Merger, including continuing to operate the Company as a separate entity;

     (vii) the possibility, based on an evaluation of market risks and the financial prospects of the Company, of obtaining a higher stock price by continuing to operate the Company as an independent entity;

     (viii) the review of information with regard to the financial condition, results of operations, business and prospects of the Company, as reflected in the Company's projections, as well as the risks involved in achieving those prospects, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the going concern value of the Company (as reflected in part in its historical and projected operating results);

     (ix) the expected timing of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which allows stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer;

     (x) the desirability of providing liquidity to the Company's stockholders;

     (xi) the terms and conditions of the Merger Agreement, including the fact that UTC's obligation to consummate the Offer and the Merger is subject only to a limited number of conditions and the fact that the Offer is not conditioned upon financing;

     (xii) the fact that, although the Merger Agreement does not permit the Company, its subsidiaries and its representatives to initiate or solicit any potential acquisition proposal, in the event of an unsolicited acquisition proposal the Company may engage in negotiations or discussions with, or provide information to, a third party if the Board determines, in good faith, after receipt of advice from outside legal counsel, that in the exercise of its fiduciary responsibilities such information should be provided or such discussions held; and the fact that, in the event that the Board decided to accept an Acquisition Proposal by a third party, the Board may terminate the Merger Agreement upon payment of a $20 million termination fee to UTC;

     (xiii) the desire of the Glazer Family, which owns approximately 38% of the outstanding Shares on a fully diluted basis, to sell its Shares;

     (xiv) the willingness of the Glazer Family to enter into the Stockholder Agreement, pursuant to which the Glazer Family would agree to tender its Shares pursuant to the Offer and vote its Shares in favor of the Merger Agreement; and

     (xv) the interest of certain Company executives in the Offer and the Merger (see Item 3 under the caption "Arrangements with Executive Officers, Directors or Affiliates of the Company").

   The foregoing describes all material factors considered and given weight by the Board in connection with its decision to approve the Merger Agreement and recommend that all holders tender their Shares pursuant to the Offer and in its determination that the terms of the Offer and the Merger were advisable, fair to and in the best interest of the stockholders of the Company. The Board evaluated the factors listed above in light of their knowledge of the business and operations of the Company and their business judgment. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, qualify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weight to different factors.

   The Board of Directors recognized that UTC and Purchaser would be able to close the Offer and effect the Merger without the vote of any other stockholder of the Company if they acquire a majority of the outstanding Shares pursuant to the Offer. In addition, the Board recognized that, while the acquisition of the entire equity interest of the Company was structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company, the Offer would be outstanding for a minimum of 20 business days, and that UTC could extend the expiration date of the Offer under certain circumstances described in Section 1 of the Offer to Purchase (which is hereby incorporated herein by reference). The Board also recognized that, while the consummation of the Transaction offers stockholders the opportunity to realize a significant premium over the price at which Shares were traded prior to the public announcement of the proposed Transaction, the Transaction would eliminate the opportunity of all stockholders other than UTC to participate in the future growth of the Company. The Board believes, however, that this loss of opportunity was reflected in the Per Share Amount of $30.50 per Share, and also recognized that there can be no assurance as to the level of growth to be attained by the Company in the future.

 (c) Intent to Tender

   To the best of the Company's knowledge, except as described in Section 11 of the Offer to Purchase under the caption "The Merger Agreement--Conversion of Shares" (the provisions of which are hereby incorporated herein by reference) and subject to applicable securities laws and personal considerations (including tax planning), all directors and executive officers of the Company presently intend to tender pursuant to the Offer all Shares owned beneficially or of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Additionally, the Glazer Family, which owns approximately 38% of the outstanding Shares on a fully diluted basis, has agreed to tender (and not withdraw) all of its Shares pursuant to the offer. The Glazer Family has also granted Purchaser an option to purchase all of its Shares at a price of $30.50 per Share (or any other price payable in the Offer) upon the occurrence of certain events.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

   Except as described below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

   CSFB is acting as exclusive financial advisor to the Company in connection with the Offer and other matters arising in connection therewith pursuant to a letter agreement, dated as of May 31, 2000, between CSFB and the Company. Under the terms of the engagement letter, CSFB agreed to render certain financial advisory and investment banking services in connection with a possible acquisition or business combination or other attempts to effect a change in control of the Company. The Board retained CSFB based upon CSFB's qualifications, experience, reputation, and familiarity with the Company's business. CSFB is an internationally recognized investment banking and advisory firm. As part of its investment banking and financial advisory business, CSFB is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, CSFB is a full-service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of both the Company and UTC for its and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, CSFB and its affiliates have provided financial services for the Company and UTC.

   Pursuant to the terms of the engagement letter, the Company agreed to pay CSFB an annual financial advisory fee of $75,000 as long as the agreement is in effect (but in any event for at least two years). If the Company consummates a Sale, these financial advisory fees are fully creditable, to the extent paid, against the transaction fee payable to CSFB. For this purpose, a "Sale" includes the sale of all or a substantial amount of the assets or the capital stock of the Company, as well as any recapitalization, restructuring or liquidation of the Company, or any other form of disposition which results in the effective sale of the principal business and operations of the Company by its current owners.

   In the event that a Sale is consummated, the engagement letter provides that the Company will pay to CSFB a fee equal to (1) 0.65% of the aggregate consideration received, directly or indirectly, by the Company or its stockholders in connection with a Sale to certain identified potential acquirors or (2) 0.75% of the aggregate consideration received in connection with a Sale to other interested parties, including UTC. The Company has also agreed to reimburse CSFB for reasonable out-of-pocket expenses as incurred. In addition, the Company has agreed to indemnify CSFB, its directors, officers, agents and employees and each person, if any, controlling CSFB against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of CSFB's engagement.

Item 6. Interest in Securities of the Subject Company.

   To the best of the Company's knowledge, no transactions in the Shares have been effected during the last 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

   (a) Except as described in Sections 10 and 11 of the Offer to Purchase and
Item 4 above (the provisions of which are hereby incorporated herein by reference), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   (b) Except as described in Sections 10 and 11 of the Offer to Purchase and
Item 4 above (the provisions of which are hereby incorporated herein by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

Item 8. Additional Information.

   (a) Delaware General Corporation Law. Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger. The Purchaser and UTC have each agreed to cause all of the Shares owned by them to be voted in favor of the adoption of the Merger Agreement, so stockholder approval of the Merger is assured if the Offer is completed.

   (b) Regulatory Approvals. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

   Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration or earlier termination of a 15 calendar day waiting period following the filing by Purchaser of a Notification and Report Form with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") or the U.S. Federal Trade Commission (the "FTC"). Purchaser expects to make its filing with the Antitrust Division and the FTC on or about October 23, 2000, and the waiting period is expected to terminate within 15 calendar days thereafter. If, within the initial 15-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from Purchaser, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Purchaser. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may be extended and, in any event, the purchase of and any payment for Shares will be deferred until the expiration date of the Offer. Unless the Offer is extended, any extension of the waiting period may not give rise to any additional withdrawal rights.

   In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of UTC or its subsidiaries, or the Company or its subsidiaries. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and the Purchaser has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. Sections 13 and 14 of the Offer to Purchase which is being mailed to stockholders together with this Schedule 14D-9 is incorporated in this Schedule 14D-9 by reference.

   UTC, Purchaser and the Company have been advised that notice filings with respect to the Offer are required in Argentina, Austria, Brazil, Germany, Ireland, Italy, the Netherlands, Poland, South Africa, and Taiwan. Other regulatory filings may also be required or advisable in connection with the completion of the Merger. UTC, Purchaser and the Company are currently in the process of reviewing whether filings or approvals may be required or desirable in these jurisdictions. It is possible that one or more of these filings may not be made or one or more of these approvals may not be obtained prior to the Expiration Date. Under the Merger Agreement, either Purchaser or Company has the option in their respective sole discretion to extend the Expiration Date until as late as the Outside Date if the sole reason that Purchaser has not accepted for payment and paid for Shares pursuant to the Offer is the failure of the applicable waiting period under the HSR Act and Foreign Antitrust Laws to expire or failure to obtain any required governmental or regulatory approval.

   The Purchaser is not required to purchase any Shares in the Offer if a statute, rule, regulation, legislation, judgment, order or injunction is promulgated, enacted, entered, enforced or deemed applicable by a government entity to UTC, Purchaser, the Company, any other affiliate of UTC or the Company, the Offer or the Merger that would or is reasonably likely to (1) make the acceptance for payment of, or payment for or purchase of all or a substantial number of the Shares pursuant to the Offer illegal, or otherwise materially restrict or prohibit the consummation of the Offer or the Merger,
(2) result in a material delay in the ability of Purchaser to accept for payment, pay for or purchase all or a substantial number of the Shares pursuant to the Offer or to effect the Merger, (3) render Purchaser unable to accept for payment or pay for or purchase all or a substantial number of the Shares pursuant to the Offer, (4) impose material limitations on the ability of UTC, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, all or a substantial number of the Shares including the right to vote the Shares purchased by it pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the stockholders of the Company, (5) require the divestiture by UTC, Purchaser or any of their respective subsidiaries or affiliates of any Shares, or require Purchaser, UTC, the Company, or any of their respective subsidiaries or affiliates to dispose of all or any material portion of their respective businesses, assets or properties or impose any material limitations on the ability of any of such entities to conduct their respective businesses or own such assets, properties or Shares or on the ability of UTC or Purchaser to conduct the business of the Company and its subsidiaries and own the assets and properties of the Company and its subsidiaries, or (6) impose any material limitations on the ability of UTC, Purchaser or any of their respective subsidiaries or affiliates effectively to control the business or operations of the Company, UTC, Purchaser or any of their respective subsidiaries or affiliates.

   (c) Designation of Persons to be Elected to the Board of Directors. The Proxy Statement being mailed to stockholders with this Schedule 14D-9 is being furnished in connection with the possible designation by UTC and Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors of the Company.

   (d) Certain Projected Financial Data for the Company. Prior to entering into the Merger Agreement, the Company provided to UTC certain information which was not publicly available, including certain projected financial data (the "Projections") for the fiscal years 2001 through 2003. The Company does not publicly disclose projections, and the Projections were not prepared with a view to public disclosure.

   The projections include the following information regarding the Company's anticipated results of operations for the years ended January 31, 2001, January 31, 2002 and January 31, 2003:

                                                     Fiscal Year Ended
                                            -----------------------------------
                                            January 31, January 31, January 31,
                                               2001        2002        2003
                                            ----------- ----------- -----------
                                             (in millions, except percentages)
      Consolidated Revenue.................   $508.6      $573.4      $630.5
      Consolidated projected earnings from
       operations before interest expense,
       income taxes and amortization
       ("EBITA")...........................   $ 72.6      $ 86.6      $ 97.3
      Consolidated EBITA Margins...........     14.3%       15.1%       15.4%

   The Projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or generally accepted accounting principles. The Company's certified public accountants have not examined or compiled any of the Projections or expressed any conclusion or provided any form of assurance with respect to the Projections and, accordingly, assume no responsibility for the Projections. The Projections were not prepared with the approval of the Board. The Projections are included herein to give the Company's stockholders access to certain information that was not publicly available and that the Company provided to UTC and Purchaser.

   The Projections are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. The Projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the Projections were not prepared by the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by management of the Company with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate, and actual results may be materially greater or less than those contained in the Projections. More specifically, based upon the Company's year to date performance, the Company may not achieve its projected revenue and EBITA for the fiscal year 2001. In addition, the Projections do not take into account any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. These events may cause actual results to materially differ from the Projections.

   For these reasons, as well as the bases and assumptions on which the Projections were compiled, the inclusion of such Projections herein should not be regarded as an indication that the Company, UTC, the Purchaser or any of their respective affiliates or representatives considers such information to be an accurate prediction of future events, and the Projections should not be relied on as such. None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such Projections. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the Projections and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.

   (e) Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission.

Item 9. Exhibits.

 Exhibit
   No.                                Description
 ------- ---------------------------------------------------------------------
 (a)(1)  Offer to Purchase, dated October 23, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on October 23, 2000).

 (a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         (a)(1)(B) to the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on October 23, 2000).

 (a)(3)  Text of Press Release issued by Parent and the Company on October 23,
         2000 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule
         TO of the Purchaser filed with the Securities and Exchange Commission on October 23, 2000).

 (a)(4)  Opinion of Credit Suisse First Boston Corporation dated October 13,
         2000 (attached to this Schedule 14D-9 as Annex A).

 (a)(5) Form of Letter, dated October 23, 2000, to stockholders of the Company.*

 (a)(6)  Sections 1, 8, 11, 13 and 14 of the Offer to Purchase, dated October
         23, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchaser filed with the Securities and Exchange
         Commission on October 23, 2000).

 (e)(1)  Agreement and Plan of Merger, dated as of October 13, 2000, among
         Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on October 23, 2000).

 (e)(2)  Stockholder Agreement, dated as of October 13, 2000, among Parent and
         Purchaser, the Malcolm I. Glazer Family Limited Partnership, Kevin E.
         Glazer and Avram A. Glazer (incorporated by reference to Exhibit
         (d)(2) to the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on October 23, 2000).

 Exhibit
   No.                                 Description
 ------- ----------------------------------------------------------------------
 (e)(3)  Confidentiality and Standstill Agreement, dated August 14, 2000, between the Company and Parent (incorporated by reference to Exhibit
         10.4 to the Current Report on Form 8-K filed by the Company with the
         Securities and Exchange Commission on October 20, 2000).

 (e)(4)  Proxy Statement, dated October 23, 2000 prepared by the Company on
         Schedule 14A under the Exchange Act (incorporated by reference to the Schedule 14A filed by the Company with the Securities and Exchange
         Commission on October 23, 2000).

 (e)(5) Amended Employment Retention Agreement, dated July 12, 2000, by and between the Company and Daniel B. Greenwood (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on September 14,
         2000).

 (e)(6) Amended Employment Retention Agreement, dated July 12, 2000, by and between the Company and Donald K. Mckay (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on September 14, 2000).

 (e)(7) Amended Employment Retention Agreement, dated July 12, 2000, by and between the Company and Jeffrey P. Rhodenbaugh (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Company with the Securities and Exchange Commission on September 14, 2000).

 (e)(8)  Amendment No. 1 to Amended Employment Retention Agreement, dated
         October 13, 2000, by and between the Company and Jeffrey P.
         Rhodenbaugh (incorporated by reference to Exhibit 10.1 to the Current
         Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 20, 2000).

 (e)(9) Amended Employment Retention Agreement, dated July 12, 2000, between the Company and Robert R. Friedl (incorporated by reference to Exhibit
         10.4 to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on September 14, 2000).

 (e)(10) Amendment No. 1 to the Amended Employment Retention Agreement, dated
         October 13, 2000, by and between the Company and Robert R. Friedl
         (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange
         Commission on October 20, 2000).

 (e)(11) Amended and Restated Certificate of Incorporation of the Company
         (incorporated herein by reference to Exhibit 3.1 to the Company's
         Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 20, 2000).

 (e)(12) Amended and Restated By-laws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 20, 2000).

 (e)(13) Form of Indemnification Agreement between the Company and certain of its officers and directors (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed by the
         Company with the Securities and Exchange Commission on October 20,
         2000).

 (g)     Not applicable.

--------
*Included in copies mailed to stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SPECIALTY EQUIPMENT COMPANIES, INC.

                                                     /S/ DON K. MCKAY
                                          By: _________________________________
                                            Name: Donald K. McKay
                                            Title: Executive Vice President
                                            and Secretary

Dated: October 23, 2000

                                                                         Annex A

                                October 13, 2000

Board of Directors
Specialty Equipment Companies, Inc.
1245 Corporate Boulevard
Aurora, IL 60504

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of Company Common Stock (as defined below) of Specialty Equipment Companies, Inc. (the "Company"), other than United Technologies Corporation (the "Acquiror") and its affiliates, from a financial point of view, of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of October 13, 2000 (the "Agreement"), among the Company, the Acquiror and Solar Acquisition Corp., a wholly owned subsidiary of the Acquiror (the "Sub"). The Agreement provides, among other things, (i) for the Sub to commence a cash tender offer (the "Offer") for all outstanding shares of the common stock, par value $.01 per share, of the Company ("Company Common Stock") at a purchase price of $30.50 per share in cash (the "Consideration"), and (ii) following consummation of the Offer, the merger of the Sub with the Company (the "Merger" and, together with the Offer, the "Transaction") pursuant to which each outstanding share of Company Common Stock, other than shares owned by the Acquiror and its subsidiaries, will be converted into the right to receive the Consideration and the Company will become a wholly owned subsidiary of the Acquiror.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement we were requested to approach third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction.

In the past, we and our affiliates have performed certain financial services for the Company and the Acquiror unrelated to the Transaction for which we have received compensation.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender shares of the Company Common Stock pursuant to the Offer or how such holder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders, other than the Acquiror and its affiliates, from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                 EXHIBIT INDEX

 Exhibit
   No.                                 Description
 ------- ----------------------------------------------------------------------
 (a)(1)  Offer to Purchase, dated October 23, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on October 23, 2000).

 (a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         (a)(1)(B) to the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on October 23, 2000).

 (a)(3)  Text of Press Release issued by Parent and the Company on October 23,
         2000 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule
         TO of the Purchaser filed with the Securities and Exchange Commission on October 23, 2000).

 (a)(4)  Opinion of Credit Suisse First Boston Corporation dated October 13,
         2000 (attached to this Schedule 14D-9 as Annex A).

 (a)(5) Form of Letter, dated October 23, 2000, to stockholders of the Company.*

 (a)(6)  Sections 1, 8, 11, 13 and 14 of the Offer to Purchase, dated October
         23, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchaser filed with the Securities and Exchange
         Commission on October 23, 2000).

 (e)(1)  Agreement and Plan of Merger, dated as of October 13, 2000, among
         Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on October 23, 2000).

 (e)(2)  Stockholder Agreement, dated as of October 13, 2000, among Parent and
         Purchaser, the Malcolm I. Glazer Family Limited Partnership, Kevin E.
         Glazer and Avram A. Glazer (incorporated by reference to Exhibit
         (d)(2) to the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on October 23, 2000).

 (e)(3) Confidentiality and Standstill Agreement, dated August 14, 2000, between the Company and Parent (incorporated by reference to Exhibit
         10.4 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 20, 2000).

 (e)(4)  Proxy Statement, dated October 23, 2000 prepared by the Company on
         Schedule 14A under the Exchange Act (incorporated by reference to the Schedule 14A filed by the Company with the Securities and Exchange
         Commission on October 23, 2000).

 (e)(5) Amended Employment Retention Agreement, dated July 12, 2000, by and between the Company and Daniel B. Greenwood (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by the Company with the Securities and Exchange Commission on September 14, 2000).

 (e)(6) Amended Employment Retention Agreement, dated July 12, 2000, by and between the Company and Donald K. Mckay (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on September 14, 2000).

 (e)(7) Amended Employment Retention Agreement, dated July 12, 2000, by and between the Company and Jeffrey P. Rhodenbaugh (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Company with the Securities and Exchange Commission on September 14, 2000).

 (e)(8)  Amendment No. 1 to Amended Employment Retention Agreement, dated
         October 13, 2000, by and between the Company and Jeffrey P.
         Rhodenbaugh (incorporated by reference to Exhibit 10.1 to the Current
         Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 20, 2000).

 (e)(9) Amended Employment Retention Agreement, dated July 12, 2000, between the Company and Robert R. Friedl (incorporated by reference to Exhibit
         10.4 to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on September 14, 2000).

 (e)(10) Amendment No. 1 to the Amended Employment Retention Agreement, dated
         October 13, 2000, by and between the Company and Robert R. Friedl
         (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange
         Commission on October 20, 2000).

 Exhibit
   No.                                Description
 ------- ---------------------------------------------------------------------
 (e)(11) Amended and Restated Certificate of Incorporation of the Company
         (incorporated herein by reference to Exhibit 3.1 to the Company's
         Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 20, 2000).

 (e)(12) Amended and Restated By-laws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 20, 2000).

 (e)(13) Form of Indemnification Agreement between the Company and certain of its officers and directors (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed by the
         Company with the Securities and Exchange Commission on October 20,
         2000).

--------
*Included in copies mailed to stockholders.

                                       ii